UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Tiffany & Co.

(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

886547108
(CUSIP Number)

Stuart I. Rosen, Esq.
General Counsel
Trian Fund Management, L.P.
280 Park Avenue, 41st Floor
New York, New York 10017
(212) 451-3000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 26, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /   /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 886547108

1	NAME OF REPORTING PERSON
Trian Fund Management, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
8,468,600
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
8,488,600
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,488,600
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.90%
14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 886547108

1	NAME OF REPORTING PERSON
Trian Fund Management GP, LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
8,468,600
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
8,488,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,488,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.90%
14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 886547108

1	NAME OF REPORTING PERSON
Trian Partners GP, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
7,920,981
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
7,920,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,920,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.43%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 886547108

1	NAME OF REPORTING PERSON
Trian Partners General Partner, LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
7,920,981
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
7,920,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,920,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.43%
14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 886547108

1	NAME OF REPORTING PERSON
Trian Partners, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
2,098,038
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
2,098,038
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,098,038
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.70%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 886547108

1	NAME OF REPORTING PERSON
Trian Partners Master Fund, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
5,822,943
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
5,822,943
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,822,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.73%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 886547108

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund I, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
204,603
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
204,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
204,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.17%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 886547108

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund I General Partner, LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
204,603
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
204,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
204,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.17%
14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 886547108

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund II, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763105
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
0
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 886547108

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund II GP, L.P.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763102
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
0
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%
14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 886547108

1	NAME OF REPORTING PERSON
Trian Partners Parallel Fund II General Partner, LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
0
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/X/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%
14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 886547108

1	NAME OF REPORTING PERSON
Nelson Peltz
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
8,468,600
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
8,488,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,488,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.90%
14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 886547108

1	NAME OF REPORTING PERSON
Peter W. May
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
20,000
8 SHARED VOTING POWER
8,468,600
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
8,488,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,488,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.90%
14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 886547108

1	NAME OF REPORTING PERSON
Edward P. Garden
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/ (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	/ /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
0
8 SHARED VOTING POWER
8,468,600
9 SOLE DISPOSITIVE POWER
0
10 SHARED DISPOSITIVE POWER
8,488,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,488,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.90%
14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 886547108

This Amendment No. 4 (“Amendment No. 4”) relates to the Schedule 13D filed with the Securities and Exchange Commission on February 26, 2007 (the “Original Statement”), as amended by Amendment No. 1 to the Schedule 13D filed on January 16, 2008, Amendment No. 2 to the Schedule 13D filed on March 25, 2008 and Amendment No. 3 to the Schedule 13D filed on May 16, 2008, relating to the Common Stock, $.01 par value per share (the “Shares”), of Tiffany & Co., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 727 Fifth Avenue, New York, New York 10022.

Items 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Following the sales of Shares set forth on Schedule A hereto, the Filing Persons continue to beneficially own an aggregate of 8,488,600 Shares representing approximately 6.90% of the Issuer’s outstanding Shares (based upon 123,108,737 Shares stated by the Issuer to be outstanding as of November 30, 2008 in the Issuer’s Quarterly Report on Form 10-Q filed on December 2, 2008).  The Filing Persons have no current intention of selling any additional Shares in the near term.  In addition, Mr. May continues to serve as a director of the Issuer.  The Filing Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, the Filing Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, but not limited to, purchasing additional Shares or selling some or all of the Shares or otherwise changing their intention with respect to any and all matters referred to in Item 4 of the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) As of 4:00 pm, New York City time, on March 26, 2009, the Filing Persons beneficially owned, in the aggregate, 8,488,600 Shares, representing approximately 6.90% of the Issuer’s outstanding Shares (based upon 123,108,737 Shares stated by the Issuer to be outstanding as of November 30, 2008 in the Issuer’s Quarterly Report on Form 10-Q filed on December 2, 2008).

(b) Each of Trian Onshore, Trian Offshore, Parallel Fund I, Parallel Fund II and Mr. May beneficially and directly owns and has sole voting power and sole dispositive power with regard to 2,098,038, 5,822,943, 204,603, 0 and 20,000 Shares, respectively, except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.  Beneficial ownership of 343,016 Shares that are directly held in the Separate Account is further described below.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore and Trian Offshore (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Trian Onshore and Trian Offshore directly and beneficially own. Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund I (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Parallel Fund I directly and beneficially owns.  Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.  Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund II (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that Parallel Fund II directly and beneficially owns.  Each of Parallel Fund II GP LLC, Parallel Fund II GP, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to the Separate Account (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares that the Separate Account directly owns. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

In addition to the Shares that Mr. May may be deemed to beneficially own as described above, Mr. May beneficially owns 20,000 Shares issuable upon exercise of options that he received as a director of the Issuer (the “Director Options”) that he may exercise within 60 days of the date of this Amendment No. 4.  As a result of an agreement between Mr. May and Trian Management (see Item 6), each of Trian Management, Trian Management GP, Nelson Peltz and Edward P. Garden may be deemed to have shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares underlying the Director Options that Mr. May directly and beneficially owns.  Each of Trian Management, Trian Management GP, Nelson Peltz and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

As a result of the sale of all of the Shares beneficially and directly owned by Parallel Fund II, each of Parallel Fund II, Parallel Fund II GP, LLC and Parallel Fund II GP will no longer be Filing Persons.

(c) Schedule A hereto sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Filing Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on March 26, 2009.

(d) Except for the Filing Persons, and Wendy’s/Arby’s Group, Inc. (f/k/a Triarc) with respect to the Separate Account, no person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Persons.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Pursuant to an agreement dated as of May 15, 2008 between Mr. May and Trian Management, Mr. May agreed that as long as he is an officer of Trian Management and for a period of 90 days thereafter, he will follow the direction of Trian Management with respect to (x) the exercise and Transfer (as defined below) of any Director Options and (y) the Transfer of any shares of common stock of the Issuer that he receives upon exercise of the Director Options (the “Option Shares”).  Mr. May further agreed that he will not dispose of, transfer, sell, assign, pledge, hypothecate or encumber (collectively, “Transfer”) any Director Options or Option Shares without Trian Management’s advance written consent, which may be withheld in Trian Management's sole discretion.  Upon any Transfer of all or a portion of the Director Options or Option Shares, Trian Management will be entitled to receive the consideration received as a result of such Transfer.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

2.  Letter Agreement dated as of May 15, 2008 between Peter W. May and Trian Fund Management, L.P.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2009	TRIAN PARTNERS GP, L.P.
	By:	Trian Partners General Partner, LLC, its general partner

By:	/s/PETER W. MAY
Name: Peter W. May Title: Member

TRIAN PARTNERS GENERAL PARTNER, LLC
By:	/s/PETER W. MAY
Name: Peter W. May Title: Member

TRIAN PARTNERS. L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/PETER W. MAY
Name: Peter W. May Title: Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/PETER W. MAY
Name: Peter W. May Title: Member

SCHEDULE 13D
CUSIP No. 886547108

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/PETER W. MAY
Name: Peter W. May Title: Member

TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC
By:	/s/PETER W. MAY
Name: Peter W. May Title: Member
TRIAN PARTNERS PARALLEL FUND II, L.P. By: Trian Partners Parallel Fund II GP, L.P. its general partner By: Trian Partners Parallel Fund II General Partner, LLC, its general partner
By:	/s/PETER W. MAY
Name: Peter W. May Title: Member

TRIAN PARTNERS PARALLEL FUND II GP, L.P. By: Trian Partners Parallel Fund II General Partner, LLC, its general partner
By:	/s/PETER W. MAY
Name: Peter W. May Title: Member

SCHEDULE 13D
CUSIP No. 886547108

TRIAN PARTNERS PARALLEL FUND II GENERAL PARTNER, LLC
By:	/s/PETER W. MAY
Name: Peter W. May Title: Member

TRIAN FUND MANAGEMENT, L.P.
By: Trian Fund Management GP, LLC, its general partner

By:	/s/PETER W. MAY
Name: Peter W. May Title: Member

TRIAN FUND MANAGEMENT GP, LLC
By:	/s/PETER W. MAY
Name: Peter W. May Title: Member

/s/NELSON PELTZ
NELSON PELTZ

/s/PETER W. MAY
PETER W. MAY

/s/EDWARD P. GARDEN
EDWARD P. GARDEN

SCHEDULE 13D
CUSIP No. 886547108

Schedule A

The following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Filing Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 26, 2009.  All such transactions were effected in the open market and the table includes commissions paid in per share prices.

			Price	Transaction
Name	Date	No. of Shares	Per Share ($)	Type
Trian Onshore	03/25/2009	159,153	22.5764	Sale
Trian Onshore	03/26/2009	138,856	22.6142	Sale

Trian Offshore	03/25/2009	987,066	22.5764	Sale
Trian Offshore	03/26/2009	861,184	22.6142	Sale

Parallel Fund I	03/25/2009	3,738	22.5764	Sale
Parallel Fund I	03/26/2009	3,262	22.6142	Sale

Parallel Fund II	03/25/2009	23,819	22.5764	Sale
Parallel Fund II	03/26/2009	23,818	22.6142	Sale

Separate Account	03/25/2009	26,224	22.5764	Sale
Separate Account	03/26/2009	22,880	22.6142	Sale

SCHEDULE 13D
CUSIP No. 886547108

EXHIBIT INDEX
EXHIBIT	DESCRIPTION	PAGE NO.
1	Joint Filing Agreement of the Filing Persons.	Filed with Original Statement
2	Letter Agreement dated as of May 15, 2008 between Peter W. May and Trian Fund Management, L.P.	Filed herewith

End of Filing